UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                          White Cloud Exploration, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     0114244
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Steven B. Sands, 90 Park Avenue-39th Fl, NY, NY 10016
                              Phone: (212) 697-5200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 29, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D

CUSIP No. 0114244
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Steven B. Sands
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

            OO, PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
          NUMBER OF
           SHARES                        909,981
        BENEFICIALLY        ----------------------------------------------------
          OWNED BY           8     SHARED VOTING POWER
            EACH
          REPORTING                      934,981
           PERSON           ----------------------------------------------------
            WITH             9     SOLE DISPOSITIVE POWER

                                         909,981
                            ----------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                         934,981
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             934,981
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.36%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                          White Cloud Exploration, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     0114244
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Martin S. Sands, 90 Park Avenue-39th Fl, NY, NY 10016
                              Phone: (212) 697-5200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 29, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 0114244
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Martin S. Sands
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

             OO, PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
          NUMBER OF
           SHARES                       909,981
        BENEFICIALLY        ----------------------------------------------------
          OWNED BY           8     SHARED VOTING POWER
            EACH
          REPORTING                     934,981
           PERSON           ----------------------------------------------------
            WITH             9     SOLE DISPOSITIVE POWER

                                        909,981
                            ----------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                        934,981
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             934,981
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.36%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                          White Cloud Exploration, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     0114244
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Steven B. Sands, Sands Brothers & Co., Ltd., 90 Park Avenue-39th Fl,
                                  NY, NY 10016
                              Phone: (212) 697-5200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 29, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 0114244

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Sands Brothers & Co., Ltd.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
          NUMBER OF
           SHARES                        25,000
        BENEFICIALLY        ----------------------------------------------------
          OWNED BY           8     SHARED VOTING POWER
            EACH
          REPORTING
           PERSON           ----------------------------------------------------
            WITH             9     SOLE DISPOSITIVE POWER

                                         25,000
                            ----------------------------------------------------
                             10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             25,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.17%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

CUSIP No. 0114244                 SCHEDULE 13D


Item 1.  Security and Issuer

            This statement relates to the common stock, par value $.001 per share ("Common Stock"), of White Cloud Exploration, Inc., a Utah corporation ("White Cloud" or the "Company"). The Company's principal executive offices are located at 116 Stanyan, San Francisco, CA 94118.

Item 2.  Identity and Background

            This statement is filed on behalf of the following persons:(a) Mr. Steven B. Sands; (b) Mr. Martin S. Sands; and(c) Sands Brothers & Co. Ltd. ("Sands Brothers") (collectively, the "Reporting Persons").

Steven B. Sands

            The business address of Mr. Steven B. Sands is Sands Brothers & Co., Ltd., 90 Park Avenue, New York, New York 10016. The occupation of Mr. Steven B. Sands is Chief Executive Officer, Co-Chairman and a director of Sands Brothers. Mr. Sands has not been convicted in any criminal proceeding during the past five years.

            During the past five years, Mr. Sands has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Steven B. Sands is a citizen of the United States.

Martin S. Sands

            The business address of Mr. Martin S. Sands is Sands Brothers & Co., Ltd., 90 Park Avenue, New York, New York 10016. The occupation of Mr. Martin S. Sands is President, Co-Chairman and a director of Sands Brothers. Mr. Sands has not been convicted in any criminal proceeding during the past five years.

            During the past five years, Mr. Sands has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Martin S. Sands is a citizen of the United States.

Sands Brothers & Co., Ltd.

            Sands Brothers is a corporation organized under the laws of the State of Delaware. Sands Brothers is an investment banking and brokerage firm located at 90 Park Avenue, New York, New York 10016 and is a registered broker-dealer and a member of the New York Stock Exchange and National Association of Securities dealers, Inc. Sands Brothers has not been convicted in any criminal proceeding during the past five years.

            During the past five years, Sands Brothers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final

CUSIP No. 0114244                 SCHEDULE 13D


order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that (i) in November 1994, Sands Brothers entered into a consent order with the Commonwealth of Virginia pursuant to which Sands Brothers agreed to comply with certain provisions of the Virginia Code with respect to the timeliness of certain financial reporting by Sands Brothers, (ii) in December 1994, Sands Brothers entered into a Consent Order with the State of Alabama pursuant to which Sands Brothers agreed to comply with certain provisions of the Alabama Securities Rules with respect to the timeliness of notification of certain arbitration awards in the State of Alabama and (iii) in August 1995, Sands Brothers entered into a Consent Order and Censure prohibiting Sands Brothers from employing unlicensed agents in Wisconsin and limiting its Wisconsin brokerage activities during a 45 day period from the date of the consent order to the execution of unsolicited sales to already existing clients of the firm.

Item 3.  Source and Amount of Funds or Other Consideration

            Pursuant to a Stock and Asset Contribution (the "Watchout Agreement"), effective as of December 29, 1997, the shareholders of Watchout!, a California corporation ("Watchout") received from White Cloud exploration, Inc., a Utah corporation ("White Cloud"), 11,296,302 newly issued restricted shares of Common Stock in exchange for 100% of the outstanding shares of Watchout! (the "Watchout Acquisition"). As shareholders of Watchout, Martin Sands and Steven Sands each received 909,982 restricted shares of Common Stock. Such shares are subject to forfeiture under certain circumstances.

            On September 3, 1997, Sands Brothers arranged bridge financing on behalf of the Company in an aggregate amount of $200,000 (the "Bridge Financing"). In connection therewith, Sands Brothers received, for nominal consideration, warrants to purchase 25,000 shares of White Cloud common stock at $.01 per share (the "Sands Warrants").

Item 4.  Purpose of Transaction

            The acquisition of Common Stock by each of Martin S. Sands and Steven B. Sands and the acquisition of warrants to purchase shares of Common Stock by Sands Brothers were made for investment purposes. The Reporting Persons may dispose of or acquire additional securities of the Company in privately negotiated transactions, open market transactions (if the shares of Common Stock become registered for resale under the Securities Act of 1933, as amended)or otherwise. Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company (other than as set forth below in Item 6), or the disposition of securities of the Company. The Reporting Persons do not have any present plan, proposal, or intention which relates to or would result in any action with respect to the matters listed in paragraphs (b) through (j)of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

            (a)(b) Reference is made hereby to Items 7-11 and 13 of pages 2, 4 and 6 of this Schedule, which Items are incorporated by reference. Of the shares beneficially owned by Martin S. Sands, 909,981 shares of Common Stock

CUSIP No. 0114244                SCHEDULE 13D


are owned directly by Martin S. Sands; 909,981 shares of Common Stock are owned directly by Steven B. Sands; and warrants to purchase 25,000 shares of Common Stock are owned directly by Sands Brothers.

            In addition, the beneficial ownership of Common Stock by Mr. Martin
S. Sands and Mr. Steven B. Sands includes the Sands Warrants. As principal executive officers of Sands Brothers, each of Mr. Steven B. Sands and Mr. Martin
S. Sands have shared power to dispose of, the Sands Warrants.

            (c) During the past 60 days, Martin S. Sands and Steven B. Sands each acquired 909,981 shares of Common Stock pursuant to the Watchout Agreement, effective as of December 29, 1997.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
            In connection with the arrangement of the Bridge Financing, White Cloud issued to Sands Brothers the Sands Warrants. The Sands Warrants are exercisable for a five year period commencing on September 3, 1997, at an exercise price of $.01 per share. As holder of the Sands Warrants, Sands Brothers has certain incidental registration rights with respect to the Common Stock underlying the Sands Warrants.

            On February 5, 1997, Watchout and Sands Brothers entered into a selling agreement (the "Selling Agreement")pursuant to which Sands Brothers has agreed to act as placement agent in a private placement of up to $6,000,000 of equity securities to be issued by an entity with shares registered under the Securities Exchange Act of 1934, as amended (the "Private Placement"). The Watchout Agreement and the Watchout Acquisition were entered into and consummated to facilitate the Private Placement. Under the Selling Agreement, upon completion of the Private Placement, Sands Brothers is entitled to have Mr. Mark G. Hollo, in his capacity as its designee, elected to the Board of Directors of the Company. Sands Brothers also is entitled to receive, upon completion of the Private Placement, additional warrants to purchase shares of Common Stock. In addition, Sands Brothers is entitled to receive compensation (which may include equity securities of the Company) in the event of certain merger and acquisition activities of the Company.

Item 7.  Material to Be Filed as Exhibits

            The following exhibits are annexed hereto:

            1. Written agreement relating to filing of joint filing statement.

            2. Selling Agreement dated February 5, 1997 between Watchout! and Sands Brothers & Co., Ltd., as amended.

            3. Warrant Agreement between Sands Brothers & Co., Ltd and White Cloud Exploration, Inc. dated September 3, 1997.

CUSIP No. 0114244                 SCHEDULE 13D

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 8, 1998
Date                                     /s/ Steven B. Sands
                                         ------------------------
                                               Signature


                                          Steven B. Sands
                                         ------------------------
                                               Name

CUSIP No. 0114244                SCHEDULE 13D

Pages

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 8, 1998                         /s/ Martin S. Sands
Date                                   --------------------------
                                              Signature


                                        Martin S. Sands
                                       --------------------------
                                                 Name

CUSIP No. 0114244                 SCHEDULE 13D


Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 1998
  Date                                          SANDS BROTHERS & CO., LTD.


                                                 By: /s/ Martin S.Sands
                                                     ----------------------
                                                        Signature


                                                   Martin S. Sands
                                                ----------------------
                                                      President